Exhibit 99.1

For release at 6:30 a.m.

Contact:
Robert F. Doman, President & CEO — 978.909.2216
Richard Christopher, VP Finance & CFO — 978.909.2211
Chad Rubin, Investor Relations Contact, The Trout Group LLC — 646.378.2947
Cory Tromblee, Media Contact, MacDougall Biomedical Communications — 781.235.3060

DUSA Pharmaceuticals Reports
Full Year 2010 Corporate Highlights and Financial Results
Record Fourth Quarter Results Drive the Company to
its First Full Year of Profitability and Positive Cash Flow

Fourth Quarter Highlighted by 45% Domestic PDT Revenue Growth
Conference call will be held today, March 3rd, at 8:30am EDT

WILMINGTON, Mass. — March 3, 2011 — DUSA Pharmaceuticals, Inc.® (NASDAQ GM: DUSA), a dermatology company that is developing and marketing Levulan® Photodynamic Therapy (PDT) and other products focused on patients with common skin conditions, reported today its corporate highlights and financial results for the fourth quarter and full year ended December 31, 2010.

Fourth quarter and full year financial highlights:

•	For the first time in its history, the Company reached profitability on both a GAAP and non-GAAP basis; as well as, generated positive cash flow (change in cash and cash equivalents and marketable securities) for the full year 2010.

•	GAAP net income was $2.9 million for the fourth quarter and $2.7 million for the full year 2010, representing year-over-year improvements of $2.5 million and $5.2 million, respectively.

•	Non-GAAP net income was a record $3.0 million for the fourth quarter and $4.2 million for the full year 2010, representing year-over-year improvements of $2.1 million and $5.2 million, respectively.

•	The Company generated $2.7 million in positive cash flow during the fourth quarter and $3.0 million in positive cash flow for the full year 2010.

•	Domestic PDT revenues reached a record high of $11.7 million for the fourth quarter of 2010, representing a $3.6 million or 45% improvement as compared to the prior year quarter. Full year 2010 domestic PDT revenues totaled $34.7 million, representing an $8.0 million or 30% improvement year-over-year.

Management Comments:

“2010 was a landmark year for DUSA,” stated Robert Doman, President and CEO. “For the first time in our history, we reached profitability and generated positive cash flow on a full year basis.”

“Our record fourth quarter results, highlighted by a 45% year-over-year increase in our domestic PDT revenues, 88% gross margin achievement on the Kerastick®, and $3.0 million in non-GAAP income, allowed us to deliver on our goals of achieving profitability and positive cash flow for 2010. We were also pleased with the 91 BLU-U® units sold, a 69% increase from the same quarter the previous year,” continued Doman.

“The strength of our fourth quarter results clearly demonstrates the continued uptake of Levulan® and BLU-U® by the dermatological community. At this point, with mid-single digit market penetration, we believe that there is significant upside potential for Levulan® PDT. As we enter 2011, we intend to build the business on the momentum created in 2010 by expanding our sales force headcount by 5 and by planning to initiate a clinical trial in the second quarter aimed at expanding the label on our approved actinic keratosis indication as we continue our efforts to drive shareholder value,” concluded Doman.

Other 2010 Highlights:

•	On May 7, 2010, the Company announced that the United States Patent and Trademark Office had issued a notice of allowance for a key patent related to its proprietary PDT light source, the BLU-U®, Blue Light Photodynamic Therapy Illuminator. The patent, which issued on May 25, 2010, has method of treatment claims which cover the use of DUSA’s blue light technology and aminolevulinic acid HCL (Levulan®) for the treatment of actinic keratosis as well as the diagnosis and treatment of other disease states such as acne, cancer, psoriasis and photodamaged skin. The patent also has claims that cover DUSA’s blue light technology in conjunction with its proprietary Levulan® Kerastick® formulation of aminolevulinic acid HCL. The patent covers our approved Levulan® PDT therapy until June 2019.

•	On June 24, 2010, the Company announced that the United States Patent and Trademark Office (USPTO) had completed its re-examination of US Patent No. 5,079,262, “Method of detection and treatment of malignant and non-malignant lesions utilizing 5-aminolevulinic acid.” Subsequently, the USPTO issued an Ex Parte Re-examination Certificate which affirms the patent’s original seven claims and adds eight claims. This patent covers the use of aminolevulinic acid, the active ingredient in DUSA’s Levulan® Kerastick® for the treatment of actinic keratoses with light. This patent will expire on September 30, 2013. Additional patents cover DUSA’s Levulan® Kerastick® formulation of aminolevulinic acid HCl in conjunction with its proprietary blue light technology until June 2019 (see above).

•	On October 26, 2010, the Company announced that it had been named to Deloitte’s 2010 Technology Fast 500 list for the third consecutive year. Deloitte recognized DUSA as one of the Top 500 fastest growing technology, media, telecommunications, life sciences, and clean technology companies in North America. Rankings are based on percentage of fiscal year revenue growth during the period 2005-2009.

Looking Forward into 2011:

•	In support of our rapidly expanding domestic PDT business, effective January 1, 2011 the Company has expanded its sales force by adding 4 territory managers and 1 regional sales manager. The sales force now stands at 40 territories and 5 regions.

•	During late 2010, the Company began preparations to initiate a DUSA-sponsored clinical trial to support the addition to our label of a broad area application, short drug incubation, or BASDI, method of using the Levulan® PDT. The purpose of the planned Phase 2 clinical trial, at 8 sites and with approximately 160 patients, will be to investigate the optimal incubation time that Levulan® remains on the skin prior to use of our BLU-U®, which, if successful and with agreement with the FDA, could then be used in a subsequent Phase 3 study. The Phase 2 study objectives would be to determine and compare the safety and efficacy of the BASDI method of using Levulan® PDT as compared to vehicle with light, and to evaluate the effect of incubation times (1, 2 or 3 hours) on the treatment of multiple actinic keratoses and photodamage of the face or scalp. We are finalizing the clinical protocol, and are targeting the initiation of the study for the second quarter of 2011.

Fourth Quarter 2010 Financial Results:

Total product revenues were a record $12.0 million in the fourth quarter of 2010, an increase of $3.2 million or 37% from $8.8 million in the fourth quarter of 2009. PDT revenues totaled $11.9 million, an increase of $3.4 million or 40% from $8.5 million for the comparable 2009 period. The increase in PDT revenues was attributable to a $3.1 million increase in Kerastick® revenues and a $0.3 million increase in BLU-U® revenues. The Kerastick® revenue improvement was driven by a 31% increase in sales volumes and a 7% increase in our average selling price. Kerastick® sales volumes increased to 85,122 units sold in the fourth quarter of 2010 from 64,904 units sold in the comparable 2009 period. Domestic Kerastick® sales volumes increased by 22,170 units or 36% and were offset by a 1,952 unit decrease in our international sales volumes. BLU-U® revenues totaled $0.7 million, up $0.3 million year-over-year. There were 91 units sold during the fourth quarter, as compared to the 54 units sold in the comparable prior year quarter. Non-PDT revenues were $0.1 million for the quarter, down $0.2 million year-over-year.

DUSA’s net income on a GAAP basis was $2.9 million or $0.12 per common share for the fourth quarter of 2010, compared to net income of $0.4 million or $0.02 per common share in the fourth quarter of 2009.

Please refer to the section entitled “Use of Non-GAAP Financial Measures” and the accompanying financial table included at the end of this release for a reconciliation of GAAP to non-GAAP results for the three and twelve-month periods ended December 31, 2010 and 2009, respectively.

DUSA’s non-GAAP net income for the fourth quarter of 2010 was $3.0 million or $0.12 per common share, compared to a net income of $0.9 million or $0.04 per common share in the prior year period. The improvement in the Company’s profitability was the result of the year-over-year increase in our PDT revenues, which was partially offset by an increase in our operating costs.

Full Year 2010 Financial Results:

Total product revenues for the year ended December 31, 2010 were $37.4 million, an increase of $7.6 million or 26% from $29.8 million in 2009. PDT revenues totaled $36.4 million, an increase of $8.1 million or 29% from $28.3 million for the comparable 2009 period. The increase in PDT revenues was attributable to an $8.1 million increase in Kerastick® revenues. The Kerastick® revenue improvement was driven by a 19% increase in volume, a 9% increase in average selling price; as well as, the acceleration of the recognition of $0.6 million in deferred revenues and milestone payments associated with the termination in September 2010 of our Marketing, Distribution and Supply Agreement with Stiefel Laboratories, Inc. for Latin America. Kerastick® sales volumes increased to 262,046 units in 2010 from 220,288 units sold in 2009. Domestic Kerastick® sales volumes increased by 49,554 units or 25% and were partially offset by a 7,796 decrease in our international sales volumes. BLU-U® revenues were relatively flat year-over-year at $1.9 million as incremental volume was fully offset by a lower average selling price. There were 270 units sold during 2010, as compared to the 252 units sold in the prior year. The decreased average selling price in 2010 is reflective of lower pricing offered to customers in advance of the introduction of the upgraded BLU-U® design which became available in April 2010. Non-PDT revenues totaled $1.0 million down $0.5 million from the prior year due to the absence of Nicomide® royalties from River’s Edge Pharmaceuticals, LLC.

DUSA’s net income on a GAAP basis for the year ended December 31, 2010 was $2.7 million or $0.11 per common share, compared to a net loss of ($2.5) million or ($0.10) per common share in 2009.

DUSA’s non-GAAP net income for the year ended December 31, 2010 was $4.2 million or $0.17 per common share in 2010, compared to a net loss of ($1.0) million or ($0.04) per common share in 2009. The improvement in the Company’s non-GAAP profitability was the result of the year-over-year increase in our PDT revenues and the recognition of $0.5 million in income from operations related to the termination of the Stiefel Agreement, both of which were partially offset by an increase in our operating costs.

As of December 31, 2010, total cash, cash equivalents, and marketable securities were $19.6 million, compared to $16.7 million at December 31, 2009. The Company generated $3.0 million in positive cash flow (change in cash and cash equivalents and marketable securities) during 2010.

Conference Call Details and Dial-in Information:

In conjunction with this announcement, DUSA will host a conference call today:

Thursday, March 3rd — 8:30 am EDT
If calling from North America use the following toll-free number:
800-647-4314
International callers use:
502-719-4466
Password — DUSA

A recorded replay of the call will be available approximately 15 minutes following the call.

North American callers use:
877-863-0350
International callers use:
858-244-1268

The call will be accessible on our website approximately six hours following the call at www.dusapharma.com.

Revenues Table, Condensed Consolidated Balance Sheets, Condensed Consolidated Statement of Operations and GAAP to Non-GAAP reconciliation follow:

Revenues for the three and twelve-month periods were comprised of the following:

	Three-Months Ended		Twelve-Months Ended
	December 31,		December 31,
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

PDT Drug & Device Product Revenues
Kerastick® Product Revenues:
United States	$10,981,000	$7,660,000	$32,761,000	$24,756,000
Canada	112,000	139,000	491,000	543,000
Korea	101,000	148,000	423,000	646,000
Rest-of-world	4,000	173,000	839,000	434,000

Subtotal Kerastick® Product Revenues	11,198,000	8,120,000	34,514,000	26,379,000
BLU-U® Product Revenues:
United States	669,000	366,000	1,892,000	1,943,000
Canada	12,000	16,000	17,000	16,000

Subtotal BLU-U® Product Revenues	681,000	382,000	1,909,000	1,959,000
Total PDT Drug & Device Product Revenues	11,879,000	8,502,000	36,423,000	28,338,000
Total Non-PDT Product Revenues	124,000	272,000	1,010,000	1,470,000

TOTAL PRODUCT REVENUES	$12,003,000	$8,774,000	$37,433,000	$29,808,000

DUSA Pharmaceuticals, Inc.

Condensed Consolidated Balance Sheets

	December 31,	December 31,
	2010	2009
	(Unaudited)	(Unaudited)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$8,884,402	$7,613,378
Marketable securities	10,762,559	9,055,959
Accounts receivable, net	3,311,467	2,629,189
Inventory	2,165,220	2,170,275
Prepaid and other current assets	1,344,062	1,561,467

TOTAL CURRENT ASSETS	26,467,710	23,030,268
Restricted cash	174,753	174,255
Property, plant and equipment, net	1,582,777	1,660,755
Deferred charges and other assets	68,099	68,099

TOTAL ASSETS	$28,293,339	$24,933,377

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$162,742	$630,144
Accrued compensation	2,243,997	1,260,609
Other accrued expenses	2,348,838	2,456,612
Deferred revenue	712,338	902,597

TOTAL CURRENT LIABILITIES	5,467,915	5,249,962
Deferred revenues	1,917,237	2,906,020
Warrant liability	1,203,553	812,905
Other liabilities	181,153	123,016

TOTAL LIABILITIES	8,769,858	9,091,903
SHAREHOLDERS’ EQUITY
Capital stock
Authorized: 100,000,000 shares; 40,000,000 shares designated as common stock, no par, and 60,000,000 shares issuable in series or classes; and 40,000 junior Series A preferred shares. Issued and outstanding: 24,239,365 and 24,108,908 shares of common stock, no par, at December 31, 2010 and December 31, 2009, respectively	151,703,468	151,683,399
Additional paid-in capital	9,399,434	8,291,805
Accumulated deficit	(141,656,600)	(144,359,217)
Accumulated other comprehensive loss	77,179	225,487

TOTAL SHAREHOLDERS’ EQUITY	19,523,481	15,841,474
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$28,293,339	$24,933,377

DUSA Pharmaceuticals, Inc.

Consolidated Statement of Operations

	Three-Months Ended		Twelve-Months Ended
	December 31,		December 31,
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Product revenues	$12,002,635	$8,773,909	$37,432,998	$29,807,829
Cost of product revenues and royalties	2,043,702	1,700,564	7,271,777	6,674,346

Gross margin	9,958,933	7,073,345	30,161,221	23,133,483
Operating costs:
Research and development	1,285,773	1,088,264	4,929,622	4,313,313
Marketing and sales	3,695,979	3,436,520	13,240,543	12,897,286
General and administrative	2,204,718	1,910,085	9,123,846	8,270,410
Settlements, net	—	—	—	75,000

Total operating costs	7,186,470	6,434,869	27,294,011	25,556,009

Income/(loss) from operations	2,772,463	638,476	2,867,210	(2,422,526)

Other income:
Gain/(loss) on change in fair value of warrants	96,316	(338,768)	(390,648)	(376,447)
Other income, net	37,303	66,880	226,055	290,681

Net income/(loss)	$2,906,082	$366,588	$2,702,617	$(2,508,292)

Basic and diluted net income/(loss) per common share	$0.12	$0.02	$0.11	$(0.10)
Weighted average number of basic common shares	24,231,974	24,108,908	24,188,163	24,102,085

Weighted average number of diluted common shares	24,898,600	24,213,589	24,765,910	24,102,085

Use of Non-GAAP Financial Measures

In addition to reporting financial results in accordance with GAAP, DUSA has provided in the table below non-GAAP financial measures adjusted to exclude stock-based compensation expense, consideration provided to the former Sirius shareholders, and the non-cash change in fair value of warrants. The Company believes that this presentation is useful to help investors better understand DUSA’s financial performance, competitive position and prospects for the future. Management believes that these non-GAAP financial measures assist in providing a more complete understanding of the Company’s underlying operational results and trends, and in allowing for a more comparable presentation of results. Management uses these measures along with their corresponding GAAP financial measures to help manage the Company’s business and to help evaluate DUSA’s performance compared to the marketplace. However, the presentation of non-GAAP financial measures is not meant to be considered in isolation or as superior to or as a substitute for financial information provided in accordance with GAAP. The non-GAAP financial measures used by the Company may be calculated differently from, and, therefore, may not be comparable to, similarly titled measures used by other companies.

Investors are encouraged to review the reconciliations of these non-GAAP financial measures to the comparable GAAP results, contained in the table below.

	Three-Months Ended		Twelve-Months Ended
	December 31,		December 31,
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

GAAP net income/(loss)	$2,906,082	$366,588	$2,702,617	$(2,508,292)
Stock-based compensation(a)	186,875	169,005	1,107,631	800,774
Consideration to former Sirius shareholders(b)	4,500	4,000	18,000	314,000
Change in fair value of warrants(c)	(96,316)	338,768	390,648	376,447

Non-GAAP adjusted net income/(loss)	$3,001,141	$878,361	$4,218,896	$(1,017,071)

Non-GAAP basic and diluted net income/(loss) per common share	$0.12	$0.04	$0.17	$(0.04)

Weighted average number of basic common shares	24,231,974	24,108,908	24,188,163	24,102,085

Weighted average number of diluted common shares	24,898,600	24,213,589	24,765,910	24,102,085

(a)	Stock-based compensation expense resulting from the application of SFAS 123(R).

(b)	Consideration for the release, consent and the third amendment to the merger agreement between DUSA and the former Sirius shareholders. $100K was paid in the second quarter of 2009, with an additional $250K being accrued through the fourth quarter of 2011.

(c)	Non-cash gain/loss on change in fair value of warrants.

About DUSA Pharmaceuticals

DUSA Pharmaceuticals, Inc. is an integrated dermatology pharmaceutical company focused primarily on the development and marketing of its Levulan® PDT technology platform, and other dermatology products. Levulan® Kerastick® for topical solution plus DUSA’s BLU-U® Blue Light Photodynamic Therapy Illuminator is currently approved for the treatment of minimally to moderately thick actinic keratoses (AKs) of the face or scalp. DUSA also sells other dermatology products, including ClindaReach®. DUSA is based in Wilmington, Mass. Please visit our website at www.dusapharma.com.

Except for historical information, this news release contains certain forward-looking statements that represent our current expectations and beliefs concerning future events, and involve certain known and unknown risk and uncertainties. These forward-looking statements relate to management’s belief concerning market potential for its products, intention to build business, plans to initiate a clinical study, the purpose, objectives and timing for initiation of the study and possibilities for additional development and management’s beliefs concerning non-GAAP financial measures. These forward-looking statements are further qualified by important factors that could cause actual results to differ materially from future results, performance or achievements expressed or implied by those in the forward-looking statements made in this release. These factors include, without limitation, marketing of competitive products, actions by health regulatory authorities, changing economic conditions, the status of our patent portfolio, reliance on third parties, including sole source vendors, sufficient funding, and other risks and uncertainties identified in DUSA’s Form 10-K for the year ended December 31, 2010.

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